UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 26, 2022

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Underwriting Agreement

On September 22, 2022, EDAP TMS S.A. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Jefferies LLC, as representative of the several underwriters named therein, relating to the offering of (i) 2,666,667 ordinary shares of the Company, nominal value €0.13 per share, to be delivered in the form of an aggregate of 2,666,667 American Depositary Shares (the “ADSs”), each ADS representing the right to receive one ordinary share of the Company, and (ii) at the option of the underwriters, up to an additional 400,000 ordinary shares of the Company to be delivered in the form of an aggregate of 400,000 ADSs, at a public offering price of $7.50 per ADS (the “Offering”). The Offering is expected to close on September 27, 2022, subject to the satisfaction of customary closing conditions.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-255101) filed on April 7, 2021 and including a base prospectus dated April 16, 2021, as supplemented by a prospectus supplement dated September 22, 2022, filed on September 23, 2022.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make because of such liabilities. The foregoing description of the Underwriting Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Current Report on Form 6-K and incorporated by reference herein.

The legal opinion of Jones Day relating to the ordinary shares is filed as Exhibit 5.1 to this Current Report on Form 6-K and incorporated by reference herein and a consent relating to the incorporation of such opinion is filed as Exhibit 23.1 by reference to its inclusion within Exhibit 5.1 and incorporated by reference herein.

This Current Report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the Company’s registration statement on Form F-3 (File No. 333-255101).

EXHIBIT INDEX

Exhibit	Title
1.1	Underwriting Agreement, dated as of September 22, 2022, between the Company and Jefferies LLC, as representative of the several underwriters
5.1	Opinion of Jones Day, French counsel to the registrant
23.1	Consent of Jones Day (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EDAP TMS S.A

Date: September 26, 2022	By	/s/ François Dietsch
François Dietsch
Chief Financial Officer